JONES DAY

PARTNERSHIP CONSTITUEE SELON LE DROIT DE L’OHIO, USA
AVOCATS AU BARREAU DE PARIS
2, RUE SAINT-FLORENTIN · 75001 PARIS
TELEPHONE: (0)1.56.59.39.39 · FACSIMILE: (0)1.56.59.39.38 · TOQUE J 001
WWW.JONESDAY.COM

lhesse@jonesday.com	Direct Number: +33 (0) 1 56 59 38 72

July 26, 2012

BY EDGAR

Mr. Martin James
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	EDAP TMS S.A. Form 20-F for the Fiscal Year Ended December 31, 2011 Filed April 26, 2012 File No. 000-29374

Dear Mr. James:

We refer to the above-referenced filing of EDAP TMS S.A. (the “Company”) and to the Staff’s comment letter dated July 23, 2012. As mentioned in our telephone conversations with the Staff, the Company has begun to review the letter and prepare the responses thereto, but will require more time to respond given the necessity to consult with its external auditors and other advisors as well as due to the travel schedules of the relevant Company employees and advisors. After consultation with the Company, we therefore would like to confirm that the Company intends to reply by September 14, 2012.

We appreciate your consideration in this matter. Please do not hesitate to contact me by phone (+33.1.56.59.38.72) or email (lhesse@jonesday.com) if you have any questions.

Yours faithfully,

/s/ Linda Hesse

Linda Hesse

cc:
Kate Tillan,Assistant Chief Accountant, Securities and Exchange Commission
Kevin Kuhar, Staff Accountant, Securities and Exchange Commission
Tom Jones, Securities and Exchange Commission
Geoff Kruczek, Securities and Exchange Commission

Eric Soyer, EDAP TMS S.A.

BUREAUX : AL-KHOBAR · ATLANTA · BOSTON · BRUXELLES · CHICAGO · CLEVELAND · COLUMBUS · DALLAS · DJEDDAH
DUBAÏ · DÜSSELDORF · FRANCFORT · HONG KONG · HOUSTON · IRVINE · LONDRES · LOS ANGELES · MADRID
MEXICO · MILAN · MOSCOU · MUNICH · NEW YORK · PARIS · PÉKIN · PITTSBURGH · RIYAD · SAN DIEGO
SAN FRANCISCO · SÃO PAULO · SHANGHAÏ · SILICON VALLEY · SINGAPOUR · SYDNEY · TAÏPEI · TOKYO · WASHINGTON